SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                       Commission File Number         1-13679
                                                                  --------------


                           TOP AIR MANUFACTURING, INC.

                 317 Savannah Park Road, Cedar Falls, Iowa 50613
                                 (319) 268-0473
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Common Stock, No Par Value
            (Title of each class of securities covered by this Form)

                                      None*
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)    [X]*            Rule 12h-3(b)(1)(ii)       [   ]
      Rule 12g-4(a)(1)(ii)   [   ]           Rule 12h-3(b)(2)(i)        [   ]
      Rule 12g-4(a)(2)(i)    [   ]           Rule 12h-3(b)(2)(ii)       [   ]
      Rule 12g-4(a)(2)(ii)   [   ]           Rule 15d-6                 [   ]
      Rule 12h-3(b)(1)(i)    [X]*

         Approximate number of holders of record as of the certification or notice date: 325*

         Pursuant to the requirements of the Securities Exchange Act of 1934, Top Air Manufacturing, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 16, 2001               BY: /s/ Steven R. Lind
                                         ---------------------------------------
                                         Steven R. Lind
                                         President and Chief Executive Officer

*     Please see attached Exhibit.


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                                    EXHIBIT A


         As previously reported, all operations of the Company ceased in December 2000 following actions taken by its bank lender (the "Bank"), which holds a perfected security interest in substantially all of the tangible and intangible assets of the Company, including the cash proceeds therefrom (the "Collateral"). As a result of these actions taken by the Bank, the Company could not continue to operate because it was unable to utilize its fixed assets to support, and its internally generated cash to fund, its operations. Consequently, the Company entered into and implemented the turnover of the Collateral to the Bank for the orderly sale of the Collateral by the Bank, as the secured creditor.

         On December 14, 2000, the Company was notified by the American Stock Exchange ("AMEX") that the AMEX had filed an application with the Securities and Exchange Commission to "strike" the Company's common stock from listing and registration on that exchange. The Company did not appeal the determination of the AMEX to delist.

         The Company does not believe that the proceeds from the sale of the Collateral will be sufficient to satisfy its indebtedness to the Bank, so that there will not be any sale proceeds available for distribution to the holders of the Company's common stock. Therefore, the Company believes that its common stock is without value.

         The Company does not believe that the events described above had any direct effect upon the number of record holders of its common stock, which, the Company believes, remains in excess of 300.

         It is anticipated that all of the remaining officers and directors of the Company will resign shortly following the filing of this Form 15. No employees remain to prepare and file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, it is unlikely that any formal dissolution of the Company will be initiated by the Board of Directors of the Company due primarily to the unavailability of funds that would be required to effect such dissolution. Rather, it is expected that the Company will be administratively dissolved by the State of Iowa in due course.

         In view of the foregoing, the Company does not believe that any benefits would be derived from its continued registration under the Exchange Act, even if the Company had the ability to prepare and file the reports thereunder.